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                                                                    EXHIBIT 99.1


                 ADDITIONAL DRILL RESULTS ON VENEZUELAN PROJECT
                        CONTINUE TO EXCEED EXPECTATIONS

DENVER, COLORADO, JULY 30, 1997 -- Vista Gold is pleased to announce the results of the remaining 26 holes drilled as part of a first phase 45-hole program on the Guariche project in Bolivar State, Venezuela. The new results continue to show strong grades and good widths of mineralization on the first target zones to be evaluated on this prospect.

                          GUARICHE PROJECT - VENEZUELA

   Hole Number       From (m)         To (m)         Width (m)      Grade g/t
       40               116             129             13            1.59
       41                15              22              7            3.78
       42                 0               8              8            2.10
       43                 0              20             20            1.31
       44                61             126             65            2.88
       45                22              52             30            1.89
       46                 0              47             47            4.43
       47                36              65             29            1.00
       50                 0              33             33            3.28
       51               4.5              20           15.5            2.34
       52                 9              43             34            2.42
       53                 0               9              9            1.93
       54                 0             1.5            1.5            2.82
      and                63              64              1           16.22
       55                 0              65             65            3.08
       56          No Significant Assays
       57          No Significant Assays
       58                 0              78             78             .84
      inc.                3            19.5           16.5            1.10
      inc.               58              78             20            1.63
       59                 0              33             33            2.09
       60                 0              21             21            4.72
       61          No Significant Assays
       62          No Significant Assays
       63                12              28             16            1.35
       64                 0            16.5           16.5            2.67
       65                 0            16.5           16.5            2.53

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Vista is currently evaluating this data, together with all previous information gathered on the property, to locate drill holes for the second phase program. The second phase of drilling will resume in September after the current evaluation and the IP survey planned for August is completed. The next phase of drilling will focus on extensions to the existing five zones plus two new significant adjacent targets.

"The program, to date, is very encouraging and we are well on the way to achieving our objective of confirming 500,000 ounces of proven and probable mineable reserves. In addition, the continuity and strength of gold mineralization give support to our goal of establishing at least a one million ounce deposit," said Mike Richings, President and CEO of Vista Gold Corp.

Vista entered into an option agreement, in June 1996, to acquire the property for cash and stock at a price equivalent to $30 per ounce on proven and
probable reserves from L.B. Mining Co.   In April 1997, after L.B. Mining Co.
had received the necessary approvals from Venezuelan authorities, Vista commenced drilling. Preliminary engineering analysis carried out by Vista indicates the deposit could be developed for a $40 million capital investment with anticipated production of 75,000 to 100,000 ounces of gold per year at an estimated cash cost of approximately $180 per ounce.

The Company is pleased with the drill results from the Guariche project in Venezuela. This project is an integral part of the Company's growth strategy to become a mid-tier gold producer by the year 2000. In addition to the favorable drill results from Guariche, the Company has recently announced the positive results of a bankable feasibility study on the Amayapampa project in Bolivia with the expectation of construction beginning early in 1998. Also, the Hycroft mine in Nevada produced a record 60,539 ounces of gold for the first six months of 1997 at a direct cash cost of $240 per ounce. "We are successfully executing our business plan to significantly add production and reduce production costs," said Richings.

Vista Gold Corp. is an international gold mining, development and exploration company based in Denver, Colorado. Its holdings range from the Hycroft mine in Nevada to development and exploration projects in North and South America.

                                      ---

The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's 20-F as amended.

For further information, please contact Karla J. Kimrey, Director of Investor Relations, or Michael B. Richings, President and CEO at (303) 629-2450 or (888) 629-2450.